Filed by World Wrestling Entertainment, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: World Wrestling Entertainment, Inc.

Commission File No. 001-16131

Date: May 23, 2023

The following are excerpts from a presentation of Nick Khan, Chief Executive Officer of World Wrestling Entertainment, Inc., at the 51st Annual J.P. Morgan Global Technology, Media and Communications Conference on May 23, 2023:

Facilitator: OK, so in April, WWE announced an agreement with Endeavor to create a new publicly-traded company that will combine the UFC and WWE assets. On your last earnings call, you stated the combination would create a one-of-a-kind, complimentary, pure-play sports and entertainment business that will unlock revenue and cost energies.

Why don't we begin there and have you expand on those points?

Nick: Absolutely. Thank you, everyone, for being here. Thank you for having me, again. There's a couple of things here.

What we find interesting about this deal, or one of the many things that we find interesting about this deal, is there are only so many sports leagues that one can own. Of course, I understand WWE is sports entertainment.

It's not pure sports, but if you look at it, it's UFC. It's Formula One. It's WWE, and maybe there are one or two other international plays, because buying a team obviously does not give you the sort of control that one would have if you own the entire league.

Here we have a scenario where the UFC, which Endeavor and the UFC have done phenomenally well together since that transaction in 2016, triple the value on the UFC compared to what it was when that transaction happened.

Again, in 2016, you have WWE coming in. We thought it was a significant transaction. We're excited for it. We think the cost synergies will be there. We think the revenue synergies will be there. Let's see where we're at in a couple of years.

Facilitator: Then maybe let's touch upon India. As you've noted previously, that process has been maybe held up a bit by a big media merger there. Generally, though, it's been a pretty strong or very strong market for cricket. Those we know in India, there's cricket, and then there's kind of everything else.

Maybe you could speak to the media and streaming market there and how to bid to buoy his position.

Nick: The global localized product is something that we're going to be hyper focused on once the transaction with Endeavor goes through, and we think that will also help in India.